# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL International Ltd, CIK 0001914805
CUSIP: G1991X109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Level 23-2 Permata Sapura, Kuala Lumpur City Centre, Kuala Lumpur, Malaysia (N8), 50088
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-042355
Filed by CIK 0002042313

## Reporting persons
- Asian Strategy Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 1,534,984; shared voting power 0; sole dispositive power 1,534,984; shared dispositive power 0; aggregate amount beneficially owned 1,534,984 (5.58% of the class)
  Comment: The calculation of this percentage is based on 27,500,000 ordinary shares issued and outstanding as of April 16, 2025, as reported on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 16, 2025.

## Item 1. Issuer
Name of issuer: CBL International Ltd
Address of issuer's principal executive offices: Level 23-2 Permata Sapura, Kuala Lumpur City Centre, Kuala Lumpur, Malaysia 50088

## Item 2. Person Filing
Name of person filing: Asian Strategy Limited ("Asian Strategy" or "Reporting Person")
Address of principal business office or, if none, residence:
24/F, Prosperous Commercial building,
54-58 Jardine's Bazaar
Causeway Bay
Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,534,984
Percent of class: 5.58%
Sole power to vote or to direct the vote: 1,534,984
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,534,984
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Asian Strategy Ltd: /s/ Qu Zhiqiang, Managing Director (08/04/2025)